SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.___________)*


                       Laminating Technologies, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                      Common Stock, $.01 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    513525105
              -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 6 pages

CUSIP No. 513525105                   13G                    Page 2 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            359,748
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             359,748
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      359,748
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       12.1%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.513525105             13G                    Page 3 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Capital Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             322,851
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       322,851
----------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      322,851

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


                       11.0%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*


                      CO.
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                         Page 4 of 6 Pages


Item 1.     (a)   Name of Issuer:

                  Laminating Technologies, Inc.

            (b)   Address of Issuer's Principal Executive Offices:

                  7730 Roswell Road
                  Atlanta, GA  30350-4862

Item 2.     (a)   Name of Person Filing:

                  J. Morton Davis and D.H. Blair Capital Corp. ("Blair Capital") (1). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of them.

            (b)   Address of Principal Business Office:

                  Mr. Davis' and Blair Capital's business address address is 44 Wall Street, New York, New York 10005.


            (c)   Citizenship:

                  Mr. Davis is a United States citizen. Blair Capital is incorporated in the State of Delaware.

            (d)   Title of Class of Securities:

                  Common Stock, $.01 par value ("shares")

            (e)   CUSIP Number:

                  513525105

Item 3.           Not applicable.


Item 4.           Ownership.

       (a) (b) As of October 31, 1996, Mr. Davis beneficially owns 359,748 shares or 12.1% of the Issuer's shares issued and outstanding. These 359,748 shares underlie (i) 322,851 shares owned by Blair Capital, and (ii) a Warrant to purchase 36,897 shares at an exercise price of $2.71 per share exercisable until March 25, 1999 owned by D.H. Blair Investment Banking Corp.
              ("Blair  Investment"), a broker-dealer solely owned by Mr. Davis.


               As of October 31, 1996, Blair Capital is the beneficial owner of 322,851 shares or 11.0% of the Issuer's shares issued and outstanding as indicated in (i) above.

          (c) Mr. Davis has sole power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by Blair Capital and Blair Investment.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.
____________________________________________________________________________
(1) J. Morton Davis is the sole shareholder and Chairman of the Board of Blair Capital.

                                                             Page 5 of 6 Pages


Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below we certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   Signature

            After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: November 6, 1996


By: /s/ J. Morton Davis
   -------------------------------
    J. Morton Davis





Date: November 6, 1996
      D.H. Blair Capital Corp.


By: /s/ David Nachamie
   -------------------------------
    David Nachamie
    Treasurer